Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Video Message from Bill Johnson

to Duke Energy Employees – Jan. 24, 2011

Hello everyone at Duke Energy!  It was a pleasure to be at your recent open forum in Charlotte – seeing the packed house and knowing that many listened in.  Thank you for the warm welcome.

I appreciated your questions about the combination of our two companies, and enjoyed talking about the future we will create together.

As you know, the integration planning is just getting started.  So you’ll have a better sense down the road of what this merger means for you, personally.

Meanwhile, I’m told you might be wondering who this Bill Johnson fellow really is – what kind of new CEO you can expect once the merger is final.

You’ll make up your own mind after I’m in my new role and we’ve had much more opportunity to get to know each other.  That will be the real test, of course, because any leader has to earn trust and confidence … and keep earning it.

For now, here are a couple of things you should know about me.

First, despite having turned 57 the day before the merger announcement, I still see myself as a work in progress.  Maybe that’s because my parents were educators and my wife and oldest daughter are psychiatrists.

Or maybe it’s because my colleagues at Progress Energy think feedback is a gift, which they give me freely and often.

In any event, I believe in the discipline of continual improvement – for individuals and for organizations.  It’s important to keep learning and growing and getting better.  It’s important to listen to different points of view and be open-minded about change.

I look forward to what I learn from you, and what our organizations learn from each other that will help us get “safer, better, faster, cheaper.”

Another belief of mine is the value of truth-telling and trust, and that requires clear, direct, honest communications.

One of my mottos is to tell the truth as fast as I can.  I’ve learned that if I don’t give you the facts quickly, you’ll make up your own story.  Openness builds credibility and trust.  It promotes high performance and the kind of place people like to work.

And I believe that both behavior and results matter.  We have to deliver on our commitments – Wall Street is unforgiving, and we have a mission that matters to our customers.  It really matters.  Producing the results we need requires a strong daily focus on the fundamentals of this business – safety, operational excellence and customer satisfaction.

It’s also important how we act in producing these results – the integrity we demonstrate … how we treat people … and how we collaborate across organizational lines.

Let’s keep things in perspective.  The future of the new Duke Energy isn’t about me … or what any one of us does.  It’s about what we do together and how we live up to our mission and responsibilities.

You’ve heard many times that this strategic combination of our two companies will create the largest utility in the country.  “Biggest” does have a ring to it.  “Best” sounds much sweeter.

I look forward to getting to know you and to working hard to give you the leadership you deserve.  Let’s make the most of this opportunity to create the best future for our customers and communities and for our shareholders and employees.

Thank you … and remember: safety first every day!

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the "Risk Factors" section of each of Duke Energy's and Progress Energy's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.